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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: March 27, 2003              By: /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                                                                       [LOGO]



               AT&T CANADA COMMENTS ON OUTCOME OF PRICE CAP APPEAL


   REGRETS DECISION BUT IS ENCOURAGED BY GOVERNMENT'S COMMITMENT TO FOSTERING
                                TRUE COMPETITION

    VOWS TO CONTINUE PURSUIT OF COMPETITIVELY NEUTRAL REGULATORY ENVIRONMENT

       BUSINESS PLAN NOT AFFECTED AS IT DOES NOT RELY ON ADDITIONAL RELIEF


TORONTO, MARCH 26, 2003 - AT&T Canada Inc., Canada's largest competitor to the incumbent telephone companies, today commented on the federal Cabinet's dismissal of its appeal of the CRTC's Price Cap ruling of May 30, 2002.

John McLennan, Vice-Chairman and CEO of AT&T Canada, said, "Naturally, we regret that the Government chose to dismiss our appeal. At the same time, we are encouraged by Minister Rock's recognition that the regulatory and policy framework are crucial to fostering true competition in the Canadian telecommunications industry.

"Our goal in launching this appeal was to focus the attention of the Government of Canada and the Regulator on the issues and concerns of competitors like AT&T Canada as we strive to achieve a competitively neutral regulatory environment in Canada. With such an environment, we are confident in our ability to be a prosperous long-term competitor to the former monopolies.

"Minister Rock has clearly expressed the Government's commitment to real and genuine competition in the industry. As important, he has indicated that the recent `pro-competitive momentum' of the CRTC must continue and that the Government will be monitoring developments in the coming months.

"Going forward, the Appeal marks only the latest step in an ongoing process. We will continue to push for the reforms that enable competitive providers to thrive, not just survive. We believe that further regulatory relief that benefits competition and customers is achievable. We look forward to working with the Regulator to achieve our goal in our ongoing dealings with the Commission."

McLennan added that the Cabinet decision would not adversely affect AT&T Canada's current business plan. The plan was developed on a conservative basis and without any reliance on additional regulatory relief.


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"AT&T Canada expects to emerge from the CCAA process on April 1, 2003 as an independent company with positive cash flow, positive net income and no long-term debt," McLennan noted. "We will have a strong financial foundation from which to grow as a highly competitive leader in Canada's telecom marketplace."

ABOUT AT&T CANADA: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.


NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                     -30-

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:


MEDIA:                                      INVESTORS AND ANALYSTS:
May Chong                                   Brock Robertson
(416) 345-2342                              (416) 345-3125
may.chong@attcanada.com                     brock.robertson@attcanada.com

                                            Dan Coombes
                                            (416) 345-2326
                                            dan.coombes@attcanada.com